November 04, 2005


     Mail Stop 4561
     James R. Clarkson
President and Chief Executive Officer
HCSB Financial Services Corporation
5201 Broad Street
Loris, South Carolina 29569

      Re:	HCSB Financial Services Corporation
		Form 10-KSB for the period ended December 31, 2004
		File No. 0-26995

Dear Mr. Clarkson:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the period ended December 31, 2004

Financial Statements

Note 7 - Derivative and Hedging Instruments, page 40

1. We have reviewed your response to prior comment one of our letter dated September 21, 2005. We note that your convertible advances convert to a variable-rate on specified dates at the option of the FHLB. Please tell us whether the FHLB can require you to prepay the fixed-rate advance in cash unless you can negotiate a new advance, once its conversion option has been exercised.





2. We have reviewed your response to prior comment two of our letter dated September 21, 2005. We understand that you believe your hedged
FHLB advances are not prepayable by either party. However, as stated in the in the Early Termination Option section of the term sheet, you have the right to prepay the advance on the conversion date with prior notification to the FHLB. The condition in paragraph 68d of SFAS 133 stipulates that the hedged item cannot be prepayable unless it is prepayable due to an embedded call or put option and the hedging interest rate swap contains an embedded mirror image call or put option. Because your hedged FHLB advances can be settled by you prior to maturity and contain conversion rights that are mirrored, rather than call and put rights that are mirrored, it appears that your convertible advances are prepayable and would not meet the criteria in paragraph 68d of SFAS 133. Please explain how you reached your accounting decision in view of these considerations and provide us with a copy of your loan agreement.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Sharon Johnson, Staff Accountant, at (202)
551-
3474 or me at (202) 551-3490 if you have questions.


      Sincerely,



      Donald Walker
								Senior Assistant Chief
Accountant
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James R. Clarkson
HCSB Financial Services Corporation
November 4, 2005
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